Note 5
Actions by Trustees

In April 2002, the Trustees approved the merger of Putnam
Emerging Markets Fund and Putnam Asia Pacific Growth Fund into Putnam International Growth Fund. The transaction is scheduled to occur in August 2002. It is subject to a number of conditions and there is no guarantee it will occur.